SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential plc appointment

16 December 2009

PRUDENTIAL PLC APPOINTS GRAHAM MASON AS CHIEF EXECUTIVE, FUND MANAGEMENT, PRUDENTIAL CORPORATION ASIA

Prudential plc (“Prudential”) is pleased to announce the appointment of Graham Mason as Chief Executive, Fund Management, Prudential Corporation Asia.

Graham will be a member of the Board of Directors, Prudential Corporation Asia and will report to Barry Stowe, Chief Executive, Prudential Corporation Asia. Graham joins from Prudential Portfolio Managers in South Africa where he is currently Chief Executive Officer and Co-Chief Investment Officer. His appointment is effective 1 January 2010 and he succeeds Arne Lindman who is leaving Prudential Corporation Asia in December 2009.

Tidjane Thiam, Group Chief Executive, Prudential plc said:

“I am very pleased to announce Graham’s appointment. He has an established track record of success at Prudential and brings to the role his exceptional asset management experience, spanning more than 23 years and numerous geographies. This appointment emphasises the strength and depth of our management team across businesses and across regions. I would like to take this opportunity to thank Arne for his contribution to the Group and wish him well for the future.”

ENDS

Enquiries:

Media		Investors/Analysts
Ed Brewster	+44 (0)20 7548 3719	Matt Lilley	+44 (0)20 7548 2007
Sunita Patel	+44 (0)20 7548 2466

Notes to Editors:

1.	Graham Mason

Graham has been Chief Executive of Prudential Portfolio Managers (South Africa), which is part of M&G, since 1994. PPM South Africa is a retail and institutional asset management business, located in Cape Town. The business has an asset base of approximately 50% South African retail clients, 45% South African pension funds, with the remaining 5% being assets from the Prudential in UK and Asia. PPM South Africa was established in 1994. Prior to founding PPM South Africa, Graham worked for Prudential Portfolio Managers in London on both the Japanese desk and in the Global Policy Unit.

2.	About Prudential plc

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £245 billion in assets under management (as at 30 June 2009). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain “forward-looking statements” with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words “believes”, “intends”, “expects”, “plans”, “seeks” and “anticipates”, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 16 December, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Susan Henderson

Susan Henderson
Deput Group Secretary